ORKO SILVER CORP. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS AS AT JANUARY 31, 2008 AND OCTOBER 31, 2007 (Expressed in Canadian Dollars) (UNAUDITED)
AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS Please note that the Company's auditors have not reviewed these Financial Statements
	January 31,	October 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS CURRENT ASSETS Cash and cash equivalents	737,519	1,035,735
Short-term investments	4,500,000	7,000,000
Receivables	642,899	441,271
Prepaid expenses and deposits	48,430	93,648
Advances to related parties	-	19,632
	5,928,848	8,590,286
DEPOSITS	27,154	27,154
PROPERTY AND EQUIPMENT	423,557	430,935
MINERAL PROPERTIES	1,316,163	1,316,163
	7,695,722	10,364,538
LIABILITIES CURRENT LIABILITIES Accounts payable and accrued liabilities	946,149	1,179,804
Due to related parties	20,816	79,761
	966,965	1,259,565
SHAREHOLDERS' EQUITY SHARE CAPITAL	32,521,161	31,847,472
CONTRIBUTED SURPLUS	4,064,598	3,870,934
DEFICIT	(29,857,002)	(26,613,433)
	6,728,757	9,104,973
	7,695,722	10,364,538

COMMITMENTS (Note 14)

SUBSEQUENT EVENTS (Note 15)

Approved on behalf of the board of directors:

"Gary Cope"

"Ross Wilmot"

The accompanying notes are an integral part of these financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

FOR THE THREE MONTH PERIODS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended January 31,
	2008	2007
	$	$
EXLORATION EXPENSES (Schedule 1) Drilling	1,688,651	923,980
Geological	187,599	157,279
Geophysical	-	10,343
Assay	91,632	280,670
Site costs	206,100	13,803
General exploration	51,579	44,782
	2,225,561	1,430,856
GENERAL EXPENSES Amortization	7,378	1,206
Bank charges and interest	2,738	514
Consulting fees	10,764	24,091
Insurance	-	3,490
Investor and public relations	149,344	114,026
Management fees	79,200	39,500
Office and miscellaneous	38,650	17,953
Professional fees	62,283	10,000
Rent	18,390	12,000
Repairs and maintenance	12,793	7,648
Stock-based compensation	467,528	208,947
Telephone and communications	7,103	3,176
Transfer agent and filing fees	3,039	5,957
Travel and entertainment	220,967	198,861
	1,080,177	647,369

LOSS BEFORE OTHER ITEMS	(3,305,738)	(2,078,225)
OTHER ITEMS Foreign exchange gain (loss)	13,192	(28,871)
Interest income	48,977	28,901
	62,169	30
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,243,569)	(2,078,195)
DEFICIT - BEGINNING OF PERIOD	(26,613,433)	(14,180,843)
DEFICIT - END OF PERIOD	(29,857,002)	(16,259,038)
BASIC AND DILUTED LOSS PER SHARE	(0.03)	(0.03)

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended January 31,
	2008	2007
	$	$
CASH AND CASH EQUIVALENTS FROM (USED IN):
OPERATING ACTIVITIES Net loss for the period	(3,243,569)	(2,078,195)
Items not involving cash Amortization	7,378	1,206
Stock-based compensation expense	467,528	208,947
	(2,768,663)	(1,868,042)
Change in operating assets and liabilities: Receivables	(201,629)	(23,019)
Prepaid expenses	45,218	-
Accounts payable and accrued liabilities	(235,389)	(245,518)
Due to related parties	(37,577)	(85,368)
	(3,198,041)	(2,221,947)
INVESTING ACTIVITIES Sale of short-term investments	2,500,000	500,000
	2,500,000	500,000
FINANCING ACTIVITIES Proceeds from common shares issued	399,825	2,546,347
	399,825	2,546,347
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT:	(298,216)	824,399
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	1,035,735	215,748
CASH AND CASH EQUIVALENTS - END OF PERIOD	737,519	1,040,147

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

SCHEDULE 1

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE PERIOD ENDED JANUARY 31, 2008

(Expressed in Canadian dollars)

(UNAUDITED)

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2007	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163
Additions in the period:	-	-	-	-
Balance, January 31, 2008	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2008
Drilling	$ 1,618,481	$ -	$ 70,170	$ 1,688,651
Geological	143,258	21,376	22,965	187,599
Geophysical	-	-	-	-
Assay	79,601	8,589	3,442	91,632
Site costs	200,700	5,400	-	206,100
General exploration	33,993	7,381	10,205	51,579
Total Expenditures for the period	$ 2,076,033	$ 42,746	$ 106,782	$ 2,225,561

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2007
Drilling	$ 4,706,470	$ -	$ 388,723	$ 5,095,193
Geological	324,838	86,576	74,383	485,798
Geophysical	-	106,740	10,343	117,083
Assay	1,014,494	15,872	61,079	1,091,445
Site costs	565,592	117,722	98,735	782,049
General exploration	163,241	98,820	44,680	306,741
Total Expenditures for the period	$ 6,774,635	$ 425,730	$ 677,943	$ 7,878,309

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2006
Drilling	$ 3,469,693	$ -	$ -	$ 3,469,693
Geological	208,100	-	-	208,100
Geophysical	-	-	-	-
Assay	212,229	-	-	212,229
Site costs	699,719	25,870	-	725,589
General exploration	83,170	4,817	-	87,987
Total Expenditures for the period	$ 4,672,911	$ 30,687	$ -	$ 4,703,598

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 11,100,846	$ -	$ 458,893	$ 11,559,739
Geological	876,656	107,953	97,348	1,081,956
Geophysical	96,712	106,740	10,343	213,795
Assay	1,359,974	24,461	64,521	1,448,956
Site costs	1,632,915	148,992	98,735	1,880,642
General exploration	290,993	111,018	54,885	456,896
Total Expenditures for the period	$ 15,358,097	$ 499,163	$ 784,725	$ 16,641,983

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Orko Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V., which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation.

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended October 31, 2007. The disclosures included below are incremental to those included with the audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2007.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the useful lives of property and equipment, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at fair market value.

(e)

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Building	5%
Automobile	30%
Computer equipment	30%

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar and the functional currency of the Company’s wholly-owned Mexican subsidiary is the Mexican Peso. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

The accounts of the Company’s integrated foreign operations in Mexico are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related property and equipment. Exchange gains and losses on translation are included in the determination of loss for the year.

(h)

Earnings / Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings / loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants and agent unit options.

(i)

Long-Lived Assets

The carrying value of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. The carrying value is assessed using factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset is not recoverable and exceeds its fair value. At that time, the carrying amount is written down to fair value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants.  The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant, calculated using the Black-Scholes option-pricing model, is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus.  The Company estimates the fair value of each grant. Consideration paid on the exercise of stock options is recorded as share capital.

(k)

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the declining balance method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at January 31, 2008, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)

Financial Instruments – Recognition and Measurement

The Company’s cash equivalents and short-term investments have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. A change in the fair value of these instruments is reflected in net income for the period in which the change arises. All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(n)

Comprehensive Income

The Company presents comprehensive income and its components on the Consolidated Statements of Operations, Comprehensive Loss and Deficit. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. During the period ended January 31, 2008, there were no items classified as other comprehensive income.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)

Financial Instruments

(i)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”.  The Company adopted the standard on November 1, 2007.

(ii)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(b)

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted the standard on November 1, 2007.

(c)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt these standards commencing for its interim and annual financial statements for the fiscal year ending October 31, 2009.

(d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB’) confirmed the date for the mandatory changeover from existing Canadian GAAP to International Financial Reporting Standards (“IFRS”). The change is to take effect for financial years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact that IFRS will have on its financial statements.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

4.

PROPERTY AND EQUIPMENT

			January 31, 2008	October 31, 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	113,024	-	113,024	113,024
Building	270,893	8,479	262,414	265,823
Automobile	33,342	3,679	29,663	32,136
Computer equipment	34,498	14,546	18,456	19,952
	451,757	20,822	423,557	430,935

5.

MINERAL PROPERTIES

	La Preciosa	Santa Monica	San Juan
	Mexico	Mexico	Mexico	Total
	$	$	$	$
2008
Mineral properties, beginning of the period	1,234,163	50,000	32,000	1,316,163
Acquisition costs capitalized during the period	–	–	–	–

Mineral properties, end of the period	1,234,163	50,000	32,000	1,316,163

2007
Mineral properties, beginning of the year	1,234,163	21,000	32,000	1,287,163
Acquisition costs capitalized during the year	–	29,000	–	29,000

Mineral properties, end of the year	1,234,163	50,000	32,000	1,316,163

(a)

La Preciosa, Mexico

On November 17, 2003, the Company acquired an option to earn a 51% interest in the La Preciosa property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company could earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years.

The Company could earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

In fiscal 2006, the Company fulfilled its obligations under the agreement and had earned a total interest of 75%. On February 27, 2006, the Company entered into a letter agreement to acquire the remaining 25% interest in the property from Minas Sanluis for common shares of the Company. On June 21, 2006, the Company fulfilled its obligations under the letter agreement by issuing 2,378,750 common shares with a fair market value of $1,206,521 increasing the Company’s total interest to 100%.

The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on La Preciosa to certain royalty holders. The Company has granted Goldcorp Inc. the right of first refusal upon the sale of all or part of the Company’s interest in the La Preciosa property.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

5.

MINERAL PROPERTIES (continued)

(b)

Santa Monica, Mexico

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years as follows:

Date	US$

March 10, 2006	75,000
March 10, 2007	100,000
March 10, 2008	125,000
March 10, 2009	250,000
March 10, 2010	450,000

The Company can earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%. The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on Santa Monica to certain royalty holders.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005. The Company issued the second 50,000 shares with a fair value of $29,000 on February 9, 2007. The fair values were determined based on the market price of the shares on the measurement date.

As at January 31, 2008, the Company has incurred exploration expenditures amounting to $499,163, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

(c)

San Juan, Mexico

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(ii)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$
Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Upon earning a 75% interest in the property, the Company and Silver Standard will form a joint venture. The agreement provides that Silver Standard will be given the right to increase its interest in the joint venture by 10% for a total interest of 35% by incurring the next US$750,000 in expenditures on the property.

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard with a fair value of $32,000. As at January 31, 2008, the Company has incurred exploration expenditures amounting to $784,725, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

5.

MINERAL PROPERTIES (continued)

On a semi-annual basis, the Company is obligated to pay the greater of US$5,000 and 2% of direct exploration expenditures on San Juan to certain royalty holders. During the three months ended January 31, 2008, the Company paid or accrued $7,824 under this obligation.

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares without par value.

(b)

Issued and Outstanding Share Capital

	Number of	Amount
	Shares	$

Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year

For cash:
Private placements, net of share issue costs	3,943,000	2,495,296
Exercise of options	2,220,000	1,069,950
Exercise of agent unit options	346,575	103,973
Exercise of warrants	24,927,407	10,793,836

For property:
Issued for Santa Monica property	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	526,262
Exercise of agent unit options	–	100,221
Exercise of warrants	–	2,556,107

Balance at October 31, 2007	96,798,278	31,847,472
Issued during the year

For cash:
Exercise of options	535,000	245,450
Exercise of warrants	181,875	154,375

Transferred from contributed surplus:
Exercise of options	–	229,864
Exercise of warrants	–	44,000

Balance at January 31, 2008	97,515,153	32,521,161

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $1.00 per common share. Values of $2,672,600 and $481,800 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. The Company paid cash commissions of $150,000 and incurred other cash share issuance costs of $27,304. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

 (c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	6,215,000	0.45
Granted	9,375,000	0.80
Exercised	(2,220,000)	0.48

Outstanding, October 31, 2007	13,370,000	0.69
Granted	150,000	1.52
Exercised	(535,000)	0.48

Outstanding, January 31, 2008	12,985,000	0.71

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The following table summarizes the stock options outstanding and exercisable at January 31, 2008:

Number of Shares	Exercise Price $	Issue Date	Expiry Date
840,000	0.11	October 21, 2003	October 21, 2008
75,000	0.13	November 30, 2004	November 30, 2009
100,000	0.25	January 28, 2005	January 28, 2010
50,000	0.63	April 22, 2005	April 22, 2010
1,310,000	0.55	March 3, 2006	March 3, 2011
200,000	0.47	March 23, 2006	March 23, 2011
1,450,000	0.55	September 11, 2006	September 11, 2011
300,000	0.58	February 6, 2007	February 6, 2012
1,720,000	0.69	March 8, 2007	March 8, 2012
150,000	0.92	April 13, 2007	April 13, 2012
25,000	0.95	May 10, 2007	May 10, 2012
350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	0.82	July 12, 2007	July 12, 2012
4,975,000	0.85	August 31, 2007	August 31, 2012
200,000	1.15	September 20, 2007	September 20, 2012
50,000	1.26	September 25, 2007	September 25, 2012
150,000	1.52	January 21, 2008	January 21, 2009

12,985,000

(d)

Warrants

Warrant activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	26,001,520	0.45
Issued	2,318,075	0.91
Exercised	(24,927,407)	0.43

Outstanding, October 31, 2007	3,392,188	0.91
Exercised	(181,875)	0.85

Outstanding, January 31, 2008	3,210,313	0.91

The following table summarizes the warrants outstanding at January 31, 2007:

Number of Shares	Exercise Price	Issue Date	Expiry Date
1,295,688	$ 0.78	May 23, 2006	May 23, 2008
1,914,625	$1.00	August 24, 2007	August 24, 2009

3,210,313

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(e)

Agent Unit Options

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units, each unit consisting of one common share and one share purchase warrant. Agent unit option activity since October 31, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30

Outstanding, October 31, 2007 and January 31, 2008	–	–

7.

CAPITAL MANAGEMENT

The Company defines capital as shareholders’ equity excluding contributed surplus. The board of directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company is not subject to any externally imposed capital requirements.

8.

CONTRIBUTED SURPLUS

Amount
$
Balance at October 31, 2006	3,940,568
Stock-based compensation recorded during the year	2,631,156
Relative fair value of warrants issued for cash in private placements	481,800
Transferred to share capital upon exercise of stock options	(526,262)
Transferred to share capital upon exercise of agent options	(100,221)
Transferred to share capital upon exercise of warrants	(2,556,107)

Balance at October 31, 2007	3,870,934
Stock-based compensation recorded during the year	467,528
Transferred to share capital upon exercise of stock options	(229,864)
Transferred to share capital upon exercise of warrants	(44,000)

Balance at January 31, 2008	4,064,598

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

9.

STOCK-BASED COMPENSATION

During the year ended October 31, 2007, the Company granted 9,375,000 stock options to directors, officers and consultants of the Company. The Company granted 150,000 stock options during the three months ended January 31, 2008. The weighted average fair values of each option granted was calculated using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	2008	2007

Expected option lives	2 years	2 years
Risk-free interest rate	3.1%	4.3%
Expected dividend yield	0%	0%
Expected stock price volatility	69%	77%

During the three months ended January 31, 2008, the Company recognized $467,528 (2007 - $208,947) of compensation cost which has been recorded in stock-based compensation expense.

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	January 31, 2008	October 31, 2007
	$	$
Cash and cash equivalents consist of:
Bank deposits	737,519	895,619
Cash held in trust	–	140,116

	737,519	1,035,735

Three months ended January 31,
	2008	2007
	$	$
Cash paid for:
Interest	–	–
Income taxes	–	–
Non-cash financing and investing activities:
Common shares issued for share issuance costs	–	–
Common shares issued for mineral properties	–	–

11.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 97,057,000 (2007 – 67,242,000). Outstanding stock options, warrants and agent unit options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

12.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Advances to Related Parties

As at January 31, 2008, advances to related parties consists of $nil (2007 – $19,632) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at January 31, 2007, due to related parties consists of $nil (2007 – $nil) payable to an officer of the Company for management fees, $6,563 (2006 - $79,761) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $14,253 (2006 - $nil) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the period ended January 31, 2008 the Company entered into the following transactions with related parties:

(i)

Companies controlled by officers of the Company earned management fees of $79,200 (2007 – $39,500).

(ii)

The Company subleases office premises to related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

13.

FINANCIAL INSTRUMENTS

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables, advances to related parties, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments.

(b)

Concentrations of Business Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

14.

COMMITMENTS

(a)

Pursuant to the terms of the option agreements for the Santa Monica and San Juan properties, the Company is committed to incurring exploration expenditures on the properties within the time periods specified in the agreements.

(b)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. The Company’s portion of the lease payments for the remaining term of the lease is as follows:

$

2008	52,500
2009	70,000
2010	70,000
2011	46,700

(c)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. The Company’s gross lease payments for the remaining term of the lease are as follows:

$

2007	39,285
2008	52,380
2009	30,540

The Company subleases these premises to two companies having officers in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

15.

SUBSEQUENT EVENTS

(a)

The Company held its annual shareholder meeting on March 13, 2008, during which it received shareholder approval to the Shareholder Rights Plan Agreement dated December 4, 2007 between the Company and Pacific Corporate Trust Company. At the meeting, the Company also received disinterested shareholder approval to Amendment No. 1 to its Stock Option Plan to increase the number of options available for grant to 20% of the Company’s issued and outstanding shares as of January 21, 2008.

(b)

On March 20, 2008, the Company announced that it had granted to directors, officers and consultants options to purchase a total of 4,705,000 shares. All optioned shares are exercisable at an exercise price of $1.79 per share for a period of five (5) years ending March 20, 2013. One quarter of the options will vest every three months with the first quarter vesting immediately.

(c)

From February 1, 2008 to March 28, 2008, a total of 381,875 common shares were issued subject to the exercise of stock options and warrants for gross proceeds of $305,925.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

16,

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). There are no material impacts on the Company’s consolidated financial statements due to differences in Canadian and US GAAP.